Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
GigaMedia Partners with Renowned Victor Chandler,
Launches Sports Betting
Everest enters giant new market, strengthens platform
HONG KONG, December 23, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today an exciting new strategic partnership with renowned sports betting leader Victor Chandler International Group (“Victor Chandler”), significantly expanding and strengthening the Everest Gaming platform.
As part of the partnership, GigaMedia has entered the enormous global sports betting market launching its new sports betting product, Everest Bets. With Everest Bets, GigaMedia delivers a broader, richer gaming and entertainment experience — all supported by two of the world’s most popular and trusted gaming brands, Victor Chandler and Everest.
Founded in 1946, Victor Chandler is one of the world’s oldest, most well-known and most reputable online gaming companies. The firm’s sports betting business takes over two million betting calls per year from customers in over 160 countries, 24 hours a day. Licensed in Gibraltar, Victor Chandler does not accept bets from U.S.-based customers.
Everest Poker is one of the world’s most popular poker sites, the official “felt” sponsor of the World Series of Poker, and was named Poker Operation of the Year in 2007 and 2008 by industry journal e-Gaming Review.
“Victor Chandler is a sports betting legend with an enormous, thriving business and an unsurpassed reputation for honor and integrity,” stated Bob Cahill, head of GigaMedia’s gaming software business. “We hit the ground running with a world-class offering addressing a multi-billion dollar market — we are absolutely thrilled and look forward to additional exciting opportunities with Victor Chandler going forward.”

Victor Chandler Chief Executive Michael Carlton commented, ”We are delighted to be working with GigaMedia. We are confident we can deliver a product to excite their current poker and games customers. The sports betting product will offer all popular sports in many European languages, and complement Everest’s superb poker and casino offering.”
The new offering complements Everest’s poker and casino verticals, as a significant percentage of Everest’s players currently engage in sports betting, according to company surveys. The cross-marketing benefits and enhanced leverage resulting from the strategic partnership are very substantial.
Everest Bets offers bets on a variety of sports including horse racing, rugby and soccer and is available in multiple languages, all 24 hours a day, at www.EverestBets.com.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Victor Chandler
Victor Chandler has been a name synonymous with traditional bookmaking since 1946 and is one of the largest leading sports betting and gaming companies in the world. With headquarters in Gibraltar and extensive operations in the UK, Europe and the Far East the company now offers betting by phone and the Internet to 164 countries. With over sixty years experience in gaming it prides itself on the values of trust, honor and integrity.
Victor Chandler brought tax-free betting to the global marketplace as well as broadening the opportunities offered throughout Europe and has developed one of the most sophisticated online gaming systems available.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
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